UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-12188

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

10400 Fernwood Road

Bethesda, Maryland 20817

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm - Ernst & Young LLP

•	Statements of Net Assets Available for Benefits as of December 31, 2006 and December 31, 2005

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

3.	Signatures

4.	Exhibits

23.1 - Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT

SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Financial Statements and Supplemental Schedule

Year ended December 31, 2006 with Report of Independent Registered Public Accounting Firm

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’

Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia June 26, 2007

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investment in Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts, at fair value	$2,980,027,945	$2,371,290,484
Participant loans	61,536,505	50,993,362

Total investments	3,041,564,450	2,422,283,846
Receivables:
Due from Marriott International, Inc. for Company contribution	87,611,296	73,074,300

Total assets	3,129,175,746	2,495,358,146

Liabilities
Accrued expenses	487,863	477,163

Total liabilities	487,863	477,163

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,171,498	1,815,539

Net assets available for benefits	$3,130,859,381	$2,496,696,522

See accompanying notes.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions
Interest	$4,155,507
Investment gain from participation in Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts	421,236,769
Participant contributions	157,816,221
Employer contributions	89,716,639
Plan transfer in	149,369,371

Total additions	822,294,507
Deductions
Benefits paid to participants	185,354,852
Administrative expenses	2,776,796

Total deductions	188,131,648

Net increase	634,162,859
Net assets available for benefits at beginning of year	2,496,696,522

Net assets available for benefits at end of year	$3,130,859,381

See accompanying notes.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Marriott International, Inc. (the Company) Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company who are at least 21 years of age and have completed at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective June 27, 2005, the Plan’s assets are held and invested on a commingled basis in the Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts (Master Trust) (see Note 4).

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of compensation. The Company’s contribution to the Plan is based on a fixed match of 100% on the first 3% of annual compensation contributed, and 50% on the next 3% of annual compensation contributed. In general, Company contributions are allocated among active participants’ accounts after the close of the Plan year based on compensation contributed. Contributions are subject to certain limitations.

Additional Company contributions of a fixed dollar amount per workweek are made on behalf of certain associate groups at specified locations. These contributions are limited to non-management associates who are otherwise eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants’ nonvested accounts are to be used to pay administrative expenses. Allocations are based on participant compensation contributed or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately 100% vested in Company contributions attributable to the 2001 Plan year and thereafter and earnings thereon. Vesting in the Company contributions prior to 2001 and earnings thereon is based on years of service.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Interest rates range from 5.0% to 10.5%. Principal and interest are paid ratably through weekly or biweekly after-tax payroll deductions. Participants generally are limited to one outstanding loan; participants who had an outstanding loan under both the Plan and The Ritz-Carlton Hotel Company, L.L.C. Special Reserve Plan at the time of its merger with the Plan in June 2006 were permitted to maintain the total outstanding balance under a new promissory note. As of December 31, 2006 and 2005, participant loans totaled $61,536,505 and $50,993,362, respectively, and are recorded in investments, at fair value on the statements of net assets available for benefits.

Payment of Benefits

A participant with an account balance greater than $5,000 can elect to receive either a lump sum amount or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s Plan account balance is at least $1,000, but not more than $5,000, the participant’s vested account balance will be rolled over into an individual retirement account established by the Plan if the participant does not elect, within time frames established by the Plan administrator, to receive a lump sum cash distribution or to make a direct rollover. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeited Accounts

On termination of service, the unvested portion of a participant’s Company contribution account is forfeited after five consecutive one-year breaks in service or, if earlier, when the participant takes a distribution of his entire account balance. Forfeitures are used to pay Plan expenses. As of December 31, 2006 and 2005, forfeiture credit balances of $220,854 and $240,764, respectively, were available to pay Plan expenses.

Administration

The Profit Sharing Committee serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Profit Sharing Committee, all of whom are corporate officers of the Company; (ii) a trustee who is a corporate officer of the Company; and (iii) a Plan administrator, who is an employee of the Company. The trustees and their investment advisors and investment managers appointed by the Profit Sharing Committee are responsible for investment of the Plan assets.

Administrative and Investment Expenses

To the extent not paid by the Company or from forfeitures, certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Plan Merger

Effective June 30, 2006, The Ritz-Carlton Hotel Company L.L.C. Special Reserve Plan, a qualified profit sharing plan sponsored by a subsidiary of the Company, was merged with and into the Plan (the Special Reserve Merger), and assets under that plan were transferred to the Plan’s Master Trust. In connection with the Special Reserve Merger, $149,369,371 of assets were transferred to the Plan and used to purchase investment funds offered by the Plan.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

Investments are stated at fair value except for the Plan’s investments in guaranteed investment contracts (GICs) with fully benefit-responsive features, which are valued at contract value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of common/collective trusts are valued at estimated fair value as determined by the sponsor of the fund, which represents the net asset value of shares held by the Plan at year-end. Participant loans are valued at their unpaid balances, which approximate fair value.

The Company Stock Fund (Stock Fund) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Vanguard Money Market Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2006, 21,804,441 units were outstanding with a value of $31.1786 per unit (22,371,953 units were outstanding with a value of $21.9682 per unit at December 31, 2005).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the available investment options. Participants may change their investment options on a daily basis.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP as of December 31, 2006.

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statements of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

3. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. Master Trust

On June 27, 2005, the Plan changed its record-keeper and custodian from T. Rowe Price to Hewitt & Associates and The Northern Trust Company (Northern Trust), respectively. On that date, the assets of the Plan were transferred in-kind to Northern Trust and are principally held and invested on a commingled basis in the Master Trust, which was established for the investment of the assets of the Plan and another retirement plan sponsored by the Company, Marriott International, Inc. Employees’ 401(k) Plan.

The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are allocated to the participating plans based on the number of units outstanding in each fund in which the plan invests at the conclusion of each business day, except for participant loans, which are based on actual loan balances of each plan’s participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, there are certain funds in the Master Trust that only the Plan’s participants can invest in, including the Marriott Common Stock Fund and six Vanguard target retirement mutual funds. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was 99.96%.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

4. Master Trust (continued)

The following table presents the net assets of the Master Trust as of December 31, 2006 and 2005:

	2006	2005
Assets
Investments, at fair value	$2,988,120,534	$2,368,824,564
Receivables:
Receivables from sale of investments	1,564,378	1,268,478
Accrued interest and dividends	6,123,117	5,281,360

Total receivables	7,687,495	6,549,838

Total assets	2,995,808,029	2,375,374,402

Liabilities
Accounts payable on investments purchased	13,551,794	2,270,536
Custodian and advisor fees payable	1,085,715	947,660

Total liabilities	14,637,509	3,218,196

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,172,101	1,816,030

Net assets available for benefits	$2,983,342,621	$2,373,972,236

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

4. Master Trust (continued)

The following table presents the net investment income (loss) of the Master Trust for the year ended December 31, 2006:

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Investments at fair value as determined by quoted market prices:
Mutual funds (including $45.6 million of capital gain distribution)	$59,280,476
Other common stock (including foreign common stock)	91,223,341
Corporate bonds, notes, and other obligations	2,438,557
U.S. government obligations	7,105
Government mortgage-backed obligations	(184,041)
Marriott International, Inc. common stock	201,822,788

354,588,226
Investments at estimated fair value:
Common/collective trusts	12,761,716

Total net appreciation in fair value of investments	367,349,942
Interest and dividend income	58,445,296
Investment expenses	(4,439,619)

Net investment income	$421,355,619

5. Party-in-Interest

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. Effective June 9, 2006, the Company declared a 2:1 stock split. The Plan held 14,117,790 and 14,491,128 shares of common stock of the Company as of December 31, 2006 and 2005 (adjusted by the stock split), respectively. Dividends on Marriott International, Inc. common stock were $3,414,352 and $3,014,644 for the years ended December 31, 2006 and 2005, respectively.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

6. Guaranteed Investment Contracts

The Master Trust is invested in certain investment contracts with insurance companies. The investment manager of these investment contracts is T. Rowe Price. The investment contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The Master Trust invests in both traditional GICs and synthetic GICs. The contracts are carried at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values for the traditional GICs have been estimated based on a discounted cash flow analysis. The estimated fair value is calculated based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation is necessary, as traditional GICs are not actively traded investments for which a daily fair value is readily available.

The issuers of the traditional GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Master Trust’s ultimate realization of amounts invested in traditional GICs is dependent on the continued financial stability of the issuers of the GICs.

The Master Trust owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. Fair values of the underlying securities are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the investment manager for securities for which there is not an established market. Synthetic GICs utilize a benefit-responsive “wrapper” contract issued by a financially responsible third party that provides market and cash flow risk protection to the Master Trust. The fair value of the wrapper contracts is determined using the replacement cost method.

Traditional GICs typically have fixed crediting interest rates. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate is not less than 0%.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

6. Guaranteed Investment Contracts (continued)

Certain events limit the ability of the Master Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (ii) changes to plan’s prohibition on competing investment options of deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Generally, traditional GICs cannot be terminated by the issuer prior to maturity without cause. Synthetic GIC issuers retain the right to request release from the contract without cause. If this occurs T. Rowe Price will seek a successor contract issuer as soon as practical.

	2006	2005
Average yields:
Based on actual earnings	4.68%	4.26%
Based on interest rate credited to participants	4.78%	4.54%

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 30, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan filed an application for a determination letter from the IRS, requesting a determination on all significant amendments subsequent to the most recent determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, is qualified and the related trust is tax-exempt.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits as reported in financial statements	$3,130,859,381	$2,496,696,522
Less: distributions payable to terminated employees	(2,001,672)	(1,097,180)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(691,869)	—

Net assets available for benefits as reported in Form 5500	$3,128,165,840	$2,495,599,342

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2006:

Benefits paid to participants as reported in the financial statements	$185,354,852
Add: amounts allocated to withdrawing participants at year-end	2,001,672
Less: amounts allocated to withdrawing participants at prior year-end	(1,097,180)

Benefits paid to participants as reported in the Form 5500	$186,259,344

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements and Form 5500 (continued)

The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2006:

Net increase in net assets available for benefits as reported in the financial statements	$634,162,859
Less: amounts allocated to withdrawing participants at year-end	(2,001,672)
Add: amounts allocated to withdrawing participants at prior year-end	1,097,180
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(691,869)

Net increase in net assets available for benefits as reported in the Form 5500	$632,566,498

The accompanying financial statements present fully benefit-responsive contracts as contract value. The Form 5500 requires synthetic GIC fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for synthetic GIC fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant loans *	Interest rates range from 5% to 10.5%; varying maturities		$61,536,505

*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 27, 2007	By:	/s/ Tracey Ballow
Tracey Ballow Plan Administrator